ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 21, 2025	Jessica L. Reece
T +1 617 235 4636 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Ms. Kim McManus

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)
File Nos. 333-237048 and 811-23556

Dear Ms. McManus:

This letter provides the Registrant’s responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided by telephone on July 15, 2025 regarding Post-Effective Amendment No. 20 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with respect to Stewart Investors Worldwide Leaders Fund and Stewart Investors Global Emerging Markets Leaders Fund (each a “Fund” and, collectively, the “Funds”), each a series of the Registrant. The Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on May 29, 2025 to register a new share class of the Funds for public offer and sale.

This letter reflects responses intended to address all comments the Staff provided. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 24 to the Trust’s Registration Statement, which is expected to be filed pursuant to Rule 485(b) under the Securities Act for effectiveness on July 29, 2025. For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus - Fees and Expenses (both Funds)

1.	Comment: Within the Annual Fund Operating Expenses table, please present the Total Annual Fund Operating Expenses in bold-face type.

Response: The Registrant acknowledges this comment and will revise the Total Annual Fund Operating Expenses line item to be presented in bold-face type.

Statement of Additional Information (both Funds)

2.	Comment: Please provide guidance on where the Funds’ Prospectus and Statement of Additional Information are located on the Funds’ website.

Response: The Funds’ Statement of Additional Information cover page states that the prospectus “may be obtained free of charge by visiting the Funds’ website at stewartinvestorsfunds.com.” A link to the prospectus is included on that landing page.

Part C – Exhibits (both Funds)

3.

Comment: Please obtain updated Powers of Attorney for the Trustees of Datum One Series Trust naming attorneys to execute and file, in each Trustee’s name, any Amendment or Amendments to the Trust’s Registration Statement.

Response: Updated Powers of Attorney will be obtained at the next quarterly meeting of the Board of Trustees of Datum One Series Trust.

4.

Comment: Please provide as an exhibit to Part C of the Registration Statement which is expected to be filed pursuant to Rule 485(b) under the Securities Act for effectiveness on July 29, 2025 a legal opinion as to the Funds’ new share class.

Response: A legal opinion as to the Funds’ new share class will be filed as an exhibit to Part C of the Registration Statement which is expected to be filed pursuant to Rule 485(b) under the Securities Act for effectiveness on July 29, 2025.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,
/s/ Jessica Reece
Jessica Reece, Esq.

cc:	Heather Flokos, Esq.
Barbara Nelligan